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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 44283
44783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   1/1/2007   AND ENDING   12/31/2007

                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
     Lyster Watson Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

     888 Seventh Avenue, 40th Floor
                               (No. and Street)

     New York   NY   10019
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

     Liza Garber   212-841-6804
                                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

     J.H. Cohn LLP
                          (Name -- if individual, state last, first, middle name)

     1212 Avenue of the Americas   New York   NY   10036
   (Address)   (City)   (State)

CHECK ONE:
☐ Certified Public Accountant
☒ Public Accountant
☐ Accountant not resident in United States or any of its possessions

PROCESSED

APR 0 7 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, ___Liza Garber___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Lyster Watson Securities, Inc.___ , as of ___December 31,___ 20 07 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

LINDSAY PINZINO
Notary Public, State of New York
No. 01PI6055858
Qualified in Nassau County
Commission Expires March 12, 2011

_____
Notary Public

_____
Signature

Chief Financial & Compliance Officer
_____
Title

This report** contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows
[x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lyster Watson Securities, Inc.

**Report on Financial Statements
(With Supplementary Information)**

Year Ended December 31, 2007

LYSTER WATSON SECURITIES, INC.

Index

Facing Page


Report of Independent Public Accountants

To the Board of Directors
Lyster Watson Securities, Inc.

We have audited the accompanying statement of financial condition of Lyster Watson Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lyster Watson Securities, Inc. as of December 31, 2007, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

J. H. Cohn LLP

New York, New York
March 27, 2008

2

LYSTER WATSON SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	960,547
Referral fees receivable		6,043,660
Prepaid expenses		7,235
Total	$	7,011,442

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:

Referral fees payable	$	1,050,899
Compensation payable		4,275,021
Accrued expenses		373,251
Due to affiliate		142,790
Deferred tax liability, net		19,902
Total liabilities		5,861,863

Contingencies

Stockholders' equity:

Common stock, par value $.01 per share; 10,000 shares authorized; 200 shares issued and outstanding	2
Additional paid-in capital	991,287
Retained earnings	158,290
Total stockholders' equity	1,149,579
Total	$ 7,011,442

See Notes to Financial Statements.

3

LYSTER WATSON SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

Revenues:	
Referral fees	$ 7,688,374
Dividend and interest income	16,705
Other income	35,000
Total	7,740,079
Expenses:	
Employee compensation and benefits	5,149,276
Referral fees	1,238,742
Communications and data processing	66,153
Occupancy and equipment rentals	172,303
Management and administrative service fee	100,000
Professional fees	126,829
General and administrative	676,513
Total	7,529,816
Income before income taxes	210,263
Provision for income taxes	19,902
Net income	$ 190,361

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount			
Balance, beginning of year	200	$2	$ 261,287	$ (32,071)	$ 229,218
Capital contributions			730,000		730,000
Net income				190,361	190,361
Balance, end of year	200	$2	$ 991,287	$ 158,290	$ 1,149,579

See Notes to Financial Statements.

5

LYSTER WATSON SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

Operating activities:	
Net income	$ 190,361
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	868
Referral fees receivable	(5,988,260)
Accrued expenses	355,829
Referral fees payable	1,050,899
Compensation payable	4,275,021
Due to affiliate	142,790
Deferred tax liability	19,902
Net cash provided by operating activities	47,410
Financing activities - capital contributions	730,000
Net increase in cash and cash equivalents	777,410
Cash and cash equivalents, beginning of year	183,137
Cash and cash equivalents, end of year	$ 960,547

See Notes to Financial Statements.

LYSTER WATSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies:

Organization:

Lyster Watson Securities, Inc. (the "Company") was incorporated in Delaware on January 22, 1992. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), successor to the National Association of Securities Dealers, Inc. The Company operates under the exemptive provisions of SEC Rule 15c3-3k(2)(i).

The Company derives its revenues primarily from referral fees from hedge fund managers.

The accompanying financial statements have been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statements may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Referral fees:

The Company derives referral fee revenues from the introduction of accredited investors or qualified purchasers to hedge fund managers unaffiliated with the Company or any of its affiliates. The Company has agreements with various hedge fund managers to receive a portion of the hedge fund manager's management and/or performance fees based on assets the Company has placed with the hedge fund manager. These fees are recorded on the accrual basis when earned.

Cash equivalents:

Investments in money market funds are classified as cash equivalents.

Concentration risks:

Cash:

The Company places its cash with high credit quality financial institutions. At times, such amounts exceed the current insured amount under the Federal Deposit Insurance Corporation ("FDIC"). At December 31, 2007, the Company's cash balances exceeded the balance insured by the FDIC by $800,785.

LYSTER WATSON SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Organization and summary of significant accounting policies (concluded):
    Concentration risks (concluded):
        Major customers:

        During 2007, the Company earned 64% of its revenue from one hedge fund manager. Substantially all of the referral fees receivable at December 31, 2007 are due from this same hedge fund manager.

        Income taxes:

        The Company, with the consent of its stockholders, has elected to be treated as an "S" Corporation under certain sections of the Internal Revenue Code and Section 660 Article 22 of New York State Tax Law. Under these sections, corporate income, in general, is taxable to the stockholders in proportion to their respective interests. The City of New York does not recognize "S" Corporations for income tax reporting purposes.

        The Company accounts for city income taxes pursuant to the asset and liability method which requires deferred income tax assets and liabilities to be computed for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Note 2 - Related party transactions:

        In accordance with a FINRA examination in May 2007, the Company amended its Administrative Service Agreement with Lyster Watson Management, Inc. (the "Affiliate") for which certain expenses are allocated between the Company and the Affiliate. Such expenses include compensation and benefits, professional fees, occupancy and equipment rentals and general and administrative expenses reflected on the accompanying statement of operations. The amount due to the Affiliate of $142,790 at December 31, 2007 results from these allocations. The total amount charged by the Affiliate to the Company under this agreement was $1,385,816 for the year ended December 31, 2007.

Note 3 - Net capital requirement:

        The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of 373,027, which was $267,238 in excess of its required net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000 minimum dollar net capital requirement. The Company's net capital ratio was 4.25 to 1.

Note 4 - Income taxes:
Provision for income taxes is comprised as follows:

Current	$ -
Deferred	19,902
Total	$19,902

Net deferred tax liability at December 31, 2007 is comprised as follows:

Deferred tax liability	$30,487
Deferred tax assets	(10,585)
Deferred tax liability, net	$19,902

At December 31, 2007, the Company has available city net operating loss carryforwards of approximately $50,000 expiring through 2027. Deferred tax assets are attributable to net operating loss and contribution carryforwards. The deferred tax liability is attributable to the difference between accrual basis income (loss) and the cash basis income (loss) used for tax purposes.

Note 5 - Contingency:
The Affiliate has an installment loan payable to a bank which, at December 31, 2007, has a balance of $383,333. The loan, which bears interest at 6%, is payable in monthly installments of $16,667 plus interest through November 2009. The loan is secured by all of the assets of the Affiliate, Lyster Watson LLC and the Company and is guaranteed by the stockholders of the Company. As of December 31, 2007, the Affiliate is current with its debt payments.

Note 6 - Authorized shares:
On December 17, 2007, the Company amended its Certificate of Incorporation to increase its authorized common shares from 200 to 10,000. The par value of each share is $.01 per share and all shares are of one class and are shares of common stock.

Note 7 - Shareholder agreement:
On January 1, 2007, the Company amended and restated its existing shareholder agreement. The agreement provides that upon termination of employment, service, or death of a shareholder or other events, as defined, such shareholder (or the shareholder's estate) shall have the right to sell its shares to the remaining shareholders. The selling price of the shares is based upon a formula based upon assets under management.

Note 8 - Equity incentive plan:

In 2007, the Lyster Watson Group (comprised of the Company, the Affiliate, and Lyster Watson LLC, hereafter called the "LW Group") implemented the Lyster Watson 2007 Equity Incentive Plan (the "Plan"). Participants in the Plan will receive equity compensation opportunities in the form of options ("Options") to purchase equity units ("Units") consisting of shares of common stock of the Company, the Affiliate, and a percentage membership interest in Lyster Watson LLC. Options may be granted to any individual who is a director, officer or other employee of a participating member of the LW Group. No more than 2,000 shares of common stock of the Company, 20,000 shares of common stock of the Affiliate, and 20% of the membership interests in Lyster Watson LLC may be issued under the Plan. The term of the Plan is 10 years.

In accordance with the Plan, the LW Group granted three participants an option to purchase one Unit (as defined) for a purchase price per Unit of $571,618 on June 1, 2007 (the "Grant Date"). Each Unit constitutes 1% (on a fully diluted basis) of the equity value as defined of the LW Group. On the grant date, such unit represents 1,061.17 shares of the Affiliate's common stock, 2.06 shares of the Company's common stock, and a 1% membership interest in Lyster Watson LLC. Of the total exercise price, 55% is allocated to the shares of the Affiliate's common stock, 41% to the Company's common stock, and 4% to the membership interest in Lyster Watson LLC.

Subject to the participant's continuous employment or other service with the LW Group, the option shall become fully vested (i.e., "cliff vested") on the third anniversary of the grant date. In accordance with the provisions of the Plan, vesting may be accelerated in the event of a change in control. The options will terminate if and to the extent they are not vested at the time the participant's employment terminates. Except as otherwise provided by the Plan with respect to a change in control or by the equity agreement, the option may be exercised, if at all, at any time during a four month period beginning on the date the option becomes vested; provided, however, that, if the participant's employment terminates during such four month period, the option may not be exercised after such termination of employment. If the option becomes vested and is not exercised within the applicable exercisability period, it will thereupon terminate.

The Company accounts for its stock-based compensation pursuant to Statement of Financial Accounting Standards No. 123(R), "Share Based Payment" ("SFAS 123(R)"). The Company believes it is not possible to reasonably estimate the fair value of an option at the grant date. Accordingly, pursuant to SFAS 123(R), compensation cost is measured at intrinsic value, and remeasured at each reporting date until settlement of the instrument. Compensation cost for each period is based on the change in the intrinsic value of the option during each reporting period, taking into consideration the percentage of requisite service that has been rendered at the reporting date. The fair value used to calculate intrinsic value is computed based upon assets under management.

For the year ended December 31, 2007, the Company recognized no compensation cost as there was no intrinsic value in the option at that date.

Note 8 - Equity incentive plan (concluded):

The following is a summary of options to purchase shares of the Company's common stock as of December 31, 2007, taking into consideration the portion of a Unit that pertains to the Company:

	Options	Weighted Average Exercise Price Per Share
Options outstanding, beginning of year	-	$ -
Granted	6.19	114,055
Exercised	-	-
Expired/cancelled	-	
Options outstanding, end of year	6.19	$114,055

No options were vested or exercisable as of December 31, 2007. The term of the options outstanding at December 31, 2007 expire on September 30, 2010.

LYSTER WATSON SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

Total stockholders' equity	$ 1,149,579
Add allowable credits:	
Compensation payable	4,275,021
Deferred tax liability, net	19,902
Total allowable credits	4,294,923
Deduct nonallowable assets:	
Referral fees receivable	5,046,224
Prepaid expenses	7,235
Total nonallowable assets	5,053,459
Net capital before haircuts on securities positions	391,043
Haircuts on securities positions - money market instruments	(18,016)
Net capital	$ 373,027
Aggregate indebtedness per financial statements	$ 5,861,863
Less compensation payable	4,275,021
Aggregate indebtedness	$ 1,586,842
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6-2/3% of aggregate indebtedness	
or $5,000 minimum dollar net capital requirement)	$ 105,789
Excess of net capital over minimum net capital	$ 267,238
Excess of net capital at 1,000%	$ 214,343
Ratio of aggregate indebtedness to net capital	4.25

LYSTER WATSON SECURITIES, INC.

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (concluded)
DECEMBER 31, 2007

Reconciliation with the Company's computation (included in Part IIA
of Form X-17A-5) as of December 31, 2007:
Net capital as reported in the Company's Part IIA (Unaudited)
   FOCUS report $ 643,269

Increase in net capital resulting from audit adjustments, net:
   Statement of financial condition reclassifications $ 76,304
   Statement of operations changes   (346,546)   (270,242)

     Net capital per above $ 373,027

Aggregate indebtedness as reported in the Company's Part IIA
   (Unaudited) FOCUS report $ 5,529,461

Decrease in aggregate indebtedness resulting from audit
   adjustments:
   Statement of operations changes   332,402
   Compensation payable   (4,275,021)

     Aggregate indebtedness per above $ 1,586,842

See Report of Independent Public Accountants.


Report of Independent Public Accountants on Internal Control

To the Board of Directors
Lyster Watson Securities, Inc.

In planning and performing our audit of the financial statements of Lyster Watson Securities, Inc. (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

J. H. Cohn LLP

New York, New York
March 27, 2008

